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BCE reports results of Series Y and Z Preferred Share conversions

MONTRÉAL, November 20, 2012 — BCE Inc. (TSX, NYSE: BCE) today announced that 1,108,623 of its 1,873,670 fixed-rate Cumulative Redeemable First Preferred Shares, Series Z (“Series Z Preferred Shares”) have been tendered for conversion on December 1, 2012, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series Y (“Series Y Preferred Shares”). In addition, 462,485 of its 8,126,330 Series Y Preferred Shares have been tendered for conversion on December 1, 2012, on a one-for-one basis, into Series Z Preferred Shares. Consequently, on December 1, 2012, BCE will have 1,227,532 Series Z Preferred Shares and 8,772,468 Series Y Preferred Shares issued and outstanding. The Series Z Preferred Shares and the Series Y Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.Z and BCE.PR.Y, respectively.

The Series Z Preferred Shares will pay on a quarterly basis, for the five-year period beginning on December 1, 2012, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual dividend rate of 3.152%.

The Series Y Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on December 1, 2012, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the series Y Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s leading television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk. For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Marie-Ève Francoeur
Bell, Communications
(514) 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca